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October 10, 2012

Mr. Alberto Zapata
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4644

Re:    Variable Annuity Account                SENT VIA EMAIL: ZAPATAA@SEC.GOV
                                               -------------------------------
       Minnesota Life Insurance Company

       File No. 333-182763 (811-04294) MOA Guide

Dear Mr. Zapata:

This letter responds to the Securities and Exchange Commission Staff comments received by Minnesota Life Insurance Company (the "Company") via telephone conference on October 9, 2012. Each of the Staff's comments is set forth below, followed by the Company's response.

In addition, the Company has also provided a marked copy of the Guide registration statement. The revisions will be incorporated into the Guide registration statement via pre-effective amendment once the Company receives Staff approval to do so.

1. THE COMMENT REFERS BACK TO ORIGINAL COMMENT NUMBER 7. PLEASE ADD DISCLOSURE REGARDING HOW A CONTRACT OWNER'S FUNDING OF THE CONTRACT AND ANY OPTIONAL BENEFITS MAY BE AFFECTED BY THIS POLICY.

   RESPONSE:

   In response to the Staff's comments, the following is added to the subsection referenced in the Staff's comment:

       "We reserve the right to refuse an individual Purchase Payment if appropriate under our policies related to anti-money laundering or stranger owned contracts. Upon advance written notice, we may also exercise our rights under the contract or optional riders to limit or discontinue acceptance of all future Purchase Payments. You should consider these Purchase Payment limitations, and all other limitations in this contract, and how they may impact your long-term investment plans, especially if you intend on making additional Purchase Payments over a long period of time. If we exercise these rights, there will be no impact to Purchase Payments received prior to the effective date of the

                                  Page 1 of 2

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       limitation or to benefits already accrued in the contract and/or optional riders. We will apply these limitations in a non-discriminatory manner.

       If your contract was issued in the State of Florida, future Purchase Payments may not be limited beyond the minimum and maximum Purchase Payments stated in the contract or optional rider."

Please direct additional questions or comments to the undersigned at
(651) 665-4145.

Very truly yours,

Daniel P. Preiner
Associate Counsel

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                       REGISTRATION STATEMENT REVISIONS
       Pertaining to File Nos. 333-182763 (811-04294) MultiOption Guide

  REVISIONS RESPONDING TO COMMENTS RECEIVED FROM THE STAFF ON OCTOBER 9, 2012
  ---------------------------------------------------------------------------

   The marked version of the registration statement contains an insert number for the corresponding revision below. The reference to the comment number is shown only to facilitate ease of review.

INSERT #1 (comment 1):

       We reserve the right to refuse an individual Purchase Payment if appropriate under our policies related to anti-money laundering or stranger owned contracts. Upon advance written notice, we may also exercise our rights under the contract or optional riders to limit or discontinue acceptance of all future Purchase Payments. You should consider these Purchase Payment limitations, and all other limitations in this contract, and how they may impact your long-term investment plans, especially if you intend on making additional Purchase Payments over a long period of time. If we exercise these rights, there will be no impact to Purchase Payments received prior to the effective date of the limitation or to benefits already accrued in the contract and/or optional riders. We will apply these limitations in a non-discriminatory manner.

       If your contract was issued in the State of Florida, future Purchase Payments may not be limited beyond the minimum and maximum Purchase Payments stated in the contract or optional rider.